SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of
 1934

May 07, 2019

Commission File Number 001-14978

 SMITH & NEPHEW plc
(Registrant's name)

 Building 5, Croxley Park,
Hatters Lane, Watford, Hertfordshire, WD18 8YE,
England

(Address of registrant's principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F X                Form 40-F
    ---                               ---
[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

Yes                        No X
---                         ---

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

Yes                      No X
---                         ---
[Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the
Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of
1934.]

Yes                  No X
---                   ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

7 May 2019

Smith & Nephew plc

Change of Registered Office

Smith & Nephew plc (LSE:SN, NYSE:SNN), the global medical technology business, announces that with effect from Friday 3 May 2019, the location of its registered office has changed to: Building 5, Croxley Park, Hatters Lane, Watford, Hertfordshire, WD18 8YE, England.

Susan Swabey
Company Secretary
Smith & Nephew plc
Tel: 01923 477216

ENDS

Enquiries

Investors

Andrew Swift                                    +44 (0) 20 7960 2285

Smith & Nephew

Media

Charles Reynolds                             +44 (0) 1923 477314

Smith & Nephew

About Smith & Nephew

Smith & Nephew is a portfolio medical technology business with leadership positions in Orthopaedics, Advanced Wound Management and Sports Medicine. Smith & Nephew has more than 16,000 employees and a presence in more than 100 countries. Annual sales in 2018 were $4.9 billion. Smith & Nephew is a member of the FTSE100 (LSE:SN, NYSE:SNN). For more information about Smith & Nephew, please visit our corporate website www.smith-nephew.com and follow us on Twitter, LinkedIn or Facebook.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Smith & Nephew Plc
(Registrant)

Date: May 07, 2019

By: /s/ Susan Swabey
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                                                                                                                              Susan Swabey
                                                                                                                      Company Secretary